More High Grade Gold in Ogee Zone at Pinson

Vancouver, B.C. (January 11, 2006). Atna Resources Ltd. (ATN:TSX) is pleased to announce additional drill intersections from underground diamond drill holes in the Ogee zone. High grade results include 58.5 feet grading 1.69 oz/ton gold and 15.9 feet grading 1.23 oz/ton gold in Hole UGOG-10. Hole UGOG-10 was drilled approximately 50 feet above the previously announced results from hole UGOG-004 (147.5’ @ 0.97 oz/ton Au). Assays are pending from several other holes and drilling has resumed with two underground machines to further explore the Ogee zone, following a Christmas break.

OGEE ZONE-Underground Core Results:

Drill Hole	From (ft)	To (ft)	Length - ft (m)	Au opt (g/t)
UGOG-001	32.0	41.0	9.0 (2.7)	0.486 (16.7)
UGOG-002	25.0	32.0	7.0 (2.1)	0.722 (24.8)
UGOG-003	35.5	40.4	4.9 (1.5)	0.646 (22.1)
	61.0	62.9	1.9 (0.6)	0.755 (25.9)
UGOG-005	32.0	37.0	5.0 (1.5)	0.617 (21.2)
	214.5	222.0	7.5 (2.3)	1.175 (40.3)
UGOG-007	12.5	18.4	5.9 (1.8)	0.617 (21.1)
	78.0	103.2	25.2 (7.7)	1.173 (40.2)
UGOG-009	8.5	15.0	6.5 (1.98)	0.292 (10.0)
UGOG-010	50.0	65.9	15.9 (4.8)	1.226 (42.0)
	111.0	114.0	3.0 (0.9)	0.763 (26.2)
	156.5	215.0	58.5 (17.8)	1.691 (57.9)
UGOG-011	318.0	330.0	12.0 (3.7)	0.270 (9.3)

The drilling confirms the company’s discovery of a significant new zone of mineralization that may provide an early mining opportunity because of the high grade and ready access from the adit. However, the mineralization has a complex outline and more drilling is required to determine its size and shape for any resource estimate. None of this mineralization is included in the company’s NI43-101 resource estimate filed on Sedar in March, 2005. To facilitate explanation of the significance of the drill results, Atna will post a plan and cross section on its web site, which will provide the location, azimuth, and angles for the Ogee drilling and the current interpretation of the geology and geometry of the zone. Readers are encouraged to visit the web site for more detail at http://www.atna.com/s/Pinson.asp

The Ogee zone occurs in a decalcified limestone-siltstone collapse breccia within the lower member of the Ordovician Comus Formation (the principle host rock for mineralization at Pinson). The shape of the mineralized collapse breccia is highly irregular, but appears to have five principal controls, including: 1) stratigraphy, where mineralization is mainly in a limy sequence below the contact with a shale member of the Comus Formation, 2) bedding, which dips steeply north, 3) the Ogee structural zone, which appears to be a steep, brittle fault zone, 4) the location of the CX-West fault zone, and 5) proximity to skarn in the lower Comus, which impedes the development of collapse breccia and gold mineralization. Mineralization appears best developed near the intersection of the Ogee structure and the CX-West fault within the limy sequence below the capping shale.

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). The underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million and will provide the information to prepare a prefeasibility study for Pinson Mining as part of the earn-in requirement.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyses were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance. ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com